Exhibit 3.4

Resolutions Amending Memorandum and Articles of Association
of Thunder Bridge Acquisition, Ltd.

1.	AMENDING ARTICLES

1.1	It is resolved as a special resolution that Articles 49.2(b) and 49.3 of the Articles of Association of the Company be replaced in their entirety with new Articles 49.2(b) and 49.3 as follows (the “Resolutions”):

“49.2(b) provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets (without regard to any assets or liabilities of the target business) to be less than US$5,000,001 immediately prior to the consummation of any Business Combination and after giving effect to any redemption of Shares in connection with such Business Combination.”

“49.3 At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of a Business Combination, the Company shall be authorised to consummate a Business Combination, provided that the Company shall not consummate any Business Combination unless the Company, without regard to any assets or liabilities of the target business, has net tangible assets of at least US$5,000,001 upon immediately prior to such consummation of a Business Combination and after giving effect to any redemption of Shares in connection with such Business Combination, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to a Business Combination.”